Verona Pharma plc
Operational Update and Financial Results for the Three and Six Months Ended June 30, 2019
Initiated Phase 2b study with nebulized ensifentrine as add-on to long-acting bronchodilator
Initiated first Phase 2 study with metered-dose inhaler formulation
Post-period end reported positive Phase 2 data with dry powder inhaler formulation
Appointed senior clinical team in preparation for Phase 3 nebulized ensifentrine program
August 6, 2019, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces an operational update and financial results for the three months and six months ended June 30, 2019.
The Company's first-in-class development candidate, ensifentrine, is an inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts both as a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of chronic obstructive pulmonary disease ("COPD") and is planned to enter Phase 3 trials for this indication in 2020. Verona Pharma may also develop ensifentrine for the treatment of cystic fibrosis and asthma.

OPERATIONAL AND DEVELOPMENT HIGHLIGHTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019
Three months ended June 30, 2019

•
Initiated a four-week Phase 2b (400 patient) dose-ranging study in May 2019 evaluating nebulized ensifentrine as an add-on to treatment with a long acting bronchodilator in patients with moderate-to-severe COPD. The Company anticipates reporting data from this study around the end of 2019.

•
Initiated a Phase 2 dose-ranging study in June 2019 to evaluate the pharmacokinetic (“PK”) profile, efficacy and safety of a pressurized metered-dose inhaler (“MDI”) formulation of ensifentrine in patients with moderate-to-severe COPD. The Company anticipates reporting data from the first part of the trial in the second half of 2019, with final data expected in the first quarter of 2020.

•
Commenced the second part of the Phase 2 study to evaluate the PK profile, efficacy and safety of a dry powder inhaler (“DPI”) formulation of ensifentrine in patients with moderate-to-severe COPD, consisting of one week of twice-daily treatment, supported by the positive interim findings from the single dose part one of this two-part study.

•
Presented expanded post hoc analysis of nebulized ensifentrine clinical data in COPD maintenance treatment at the American Thoracic Society (ATS) 2019 International Conference, providing further evidence from our prior Phase 2b clinical trial of the dual bronchodilator and anti-inflammatory effects of ensifentrine, including symptom improvement.

•	Deepened the expertise available to the Company through a number of senior appointments.

◦	Appointed Dr Martin Edwards to the Board of Directors in April 2019 as an independent Non-Executive Director.

◦
Appointed Nina Church as Executive Director of Global Clinical Development and Nancy Herje as Senior Director of Clinical Operations in June 2019; Nina and Nancy have more than 55 years' combined experience in clinical development, including late stage development of inhaled respiratory products.

•
The Company was granted a key European patent that provides intellectual property protection throughout Europe out to 2035 for a suspension formulation of ensifentrine suitable for nebulized administration. A corresponding patent has already been granted in the US.

•
Hosted an "Investor and Analyst R&D Forum" on May 8, 2019, in London, to provide insights into the unmet medical need and challenges of treating COPD, as well as an update of the most recent clinical data on ensifentrine. The forum featured a panel of Key Opinion Leaders in the field of COPD to provide the clinicians' perspective, as well as a COPD patient to provide a patient's perspective.

Three months ended March 31, 2019

•
Reported top-line data from three-day Phase 2 trial which enrolled 79 patients to investigate the efficacy and safety of two different doses (1.5 mg and 6.0 mg, twice daily) of nebulized ensifentrine on top of an inhaled LAMA/LABA therapy, tiotropium/olodaterol (Stiolto® Respimat®) for COPD maintenance treatment.

▪	Ensifentrine demonstrated additional bronchodilation in patients already receiving maximum standard-of-care dual bronchodilation therapy with an inhaled LAMA/LABA therapy.

▪	Although the primary endpoint of statistically significant improvement in peak FEV1 vs placebo following the morning dose on day 3 was not met, a number of positive results were obtained:

*	the peak FEV1 improvement after the evening dose on day 3 was both statistically significant and clinically meaningful (1.5 mg (P<0.001) and 6 mg (P=0.002));

*	the improvement in FEV1 with the 1.5 mg (P<0.05) dose was maintained throughout the 24-hour period as measured on day 3;

*	the average FEV1 of 50 mL during the first 4 hours of dosing with 1.5 mg was statistically significant (p=0.039); and

*
statistically significant reductions in residual lung volume ('trapped air') were observed after the evening dose of ensifentrine with both the 1.5 mg (P<0.001) and 6 mg (P=0.002) dose groups, compared to placebo.

▪	Ensifentrine was observed to be well tolerated in this study.

•
Reported positive interim bronchodilation and safety data from part one of a two-part Phase 2 clinical trial of a DPI formulation of ensifentrine in 37 patients with moderate-to-severe COPD that received a single dose of one (out of five) dosage strengths of ensifentrine (150 µg, 500 µg, 1500 µg, 3000 µg, or 6000 µg) or placebo.

▪
Interim data showed a statistically significant and clinically meaningful increase in lung function as measured by FEV1, compared to placebo; peak FEV1 increased from baseline in a dose-dependent manner (ranging from 68 mL to 333 mL, p<0.05 for doses 1500 µg and above).

▪
Average FEV1 0-12 hours also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV1 _0-12h: ranging from 54 mL to 254 mL, p<0.05 for doses 1500 µg and above) supporting twice-daily dosing. Ensifentrine DPI formulation was observed to be well tolerated at each dose with an adverse event profile similar to placebo.

▪	The data supported initiation of the second part of the Phase 2 trial to evaluate the ensifentrine DPI formulation in patients with moderate-to-severe COPD over one week of twice-daily treatment.

•
Strengthened the management team through the additions of Kathleen Rickard, MD, as Chief Medical Officer, and Tara Rheault, PhD, MPH, as Vice President of Research and Development and Global Project Management.

Post-period end, the Company:

•
Reported positive results from the second part of the Phase 2 study of the DPI formulation of ensifentrine in COPD. The trial, which consisted of one week of twice-daily treatment, met all its primary and secondary lung function endpoints with ensifentrine delivered in a DPI format. The magnitude of improvement in lung function and duration of action were highly statistically significant and support twice daily dosing of ensifentrine for the treatment of COPD.

•
Primary endpoint met: peak FEV1 corrected for placebo showed improvements over baseline of 102 mL for the 150 µg2 dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for the 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant.

•	Secondary endpoints met:

▪
Statistically significant improvements in average FEV1 over 12 hours were observed over 7 days with all doses (average FEV1 AUC(0-12hr) corrected for placebo: 36 mL for the 150 µg dose, 90 mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose; p<0.05 for all doses).

▪
Ensifentrine in a handheld dry powder format was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in prior studies with nebulized ensifentrine.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at June 30, 2019, amounted to £46.5 million (December 31, 2018: £64.7 million).

•
For the six months ended June 30, 2019, reported operating loss of £19.8 million (six months ended June 30, 2018: £11.5 million) and reported loss after tax of £14.4 million (six months ended June 30, 2018: £14.6 million). Operating expenses increased from £11.5 million to £19.8 million due primarily to development activities with ensifentrine.

•	Reported loss per share of 13.7 pence for the six months ended June 30, 2019 (six months ended June 30, 2018: 13.9 pence).

•
Net cash used in operating activities for the six months ended June 30, 2019 was £18.1 million (six months ended June 30, 2018: £12.3 million). The increase in cash used was due to pre-clinical and clinical studies with ensifentrine and other working capital movements.

"Our Phase 2b dose-ranging clinical trial with nebulized ensifentrine for COPD is progressing as planned and we anticipate completing this study around the end of 2019. Informed by this and prior studies in over 800 patients, we then plan to advance into our Phase 3 clinical trial program, which we expect to commence in 2020 following an End of Phase 2 meeting with the FDA," commented Jan-Anders Karlsson, PhD, CEO of Verona Pharma. "We are very excited by the positive DPI formulation results reported yesterday. These very promising results support our view that ensifentrine is an effective bronchodilator in COPD patients, whether administered as a dry powder via a handheld inhaler or as a suspension via a nebulizer. We plan to complete further development and commercialization of the DPI formulation with a partner and believe these clinical data strongly support this opportunity."
"We believe ensifentrine, with its novel dual mode of action, has the potential to be an important additional treatment option for the many COPD patients that remain symptomatic and have a deteriorating lung function despite using currently available therapies."

GENERAL INFORMATION
Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Daylight Time (1:00 pm British Summer Time) on Tuesday, August 6, 2019. Analysts and investors may participate in the conference call by utilizing the conference ID: 7433729 and dialing the following numbers:

•	866-940-4574 or 409-216-0615 for callers in the United States

•	0800 028 8438 for callers in the United Kingdom

•	0800 181 5287 for callers in Germany
Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available for 30 days by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the “Events and presentations” link.
An electronic copy of the interim results will be made available today on the Company’s website (www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.
About COPD
COPD is a progressive and life-threatening respiratory disease without a cure. The World Health Organization estimates that it will become the third leading cause of death worldwide by 2030. The condition damages the airways and the lungs, leading to debilitating breathlessness that has a devastating impact on performing basic daily activities such as getting out of bed, showering, eating and walking. In the United States alone, the 2010 total annual medical costs related to COPD were estimated to be $32 billion and are projected to rise to $49 billion in 2020. About 800,000 US COPD patients on dual/triple inhaled therapy (LAMA/LABA +/- ICS) remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that has been shown to act as both a bronchodilator and an anti-inflammatory agent in a single compound. Three formulations of ensifentrine are under development for the treatment of COPD: nebulized ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of COPD and is planned to enter Phase 3 trials for this indication in 2020; a dry powder inhaler (DPI) formulation reported positive Phase 2 data in August 2019; a pressurized metered-dose inhaler (pMDI) formulation expects to report Phase 2 single dose data in the second half of 2019, with final data expected in the first quarter of 2020. Verona Pharma may also develop ensifentrine for the treatment of cystic fibrosis and asthma.
Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding ensifentrine as a first-in-class product candidate, the timing of clinical trials of ensifentrine and trial results, the Company’s “Investor and Analyst R&D Forum", ensifentrine as the first novel class of bronchodilator in over 40 years and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound, the treatment potential of ensifentrine, improvements in air trapping on top of dual bronchodilator treatment translating into further symptom improvement in patients already on maximum standard-of-care therapy, the market potential for ensifentrine in a handheld inhaler formulation, the value of ensifentrine for COPD patients who remain symptomatic and uncontrolled despite treatment with currently available medicine, the number of COPD patients who use inhalers for maintenance therapy, the expansion of the market for ensifentrine in a DPI or pMDI formulation and the size of such market, partnering late-stage development and commercialization of a DPI or pMDI formulation, our goal to become a leading biopharmaceutical company, our review of, and the data from, our next dose-ranging Phase 2b study to facilitating and de-risking dose selection for our Phase 3 program and further enhancing ensifentrine's commercial positioning, the treatment potential for ensifentrine in other respiratory disease, strategic collaborations and their value, and in-licensing additional product candidates.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2019, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.
For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer	Tel: +44 (0)20 3283 4200
(Nominated Adviser and UK Broker)
Aubrey Powell / Jen Boorer / Iqra Amin (Corporate Finance)
Mia Gardner (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 3950 9144
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Anne Marieke Ezendam / Hollie Vile

Westwicke, an ICR Company
(US Investor enquiries)
Stephanie Carrington	Tel: +1 646 277 1282
Stephanie.Carrington@icrinc.com

OPERATIONAL REVIEW
Overview
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound.
We are initially developing ensifentrine as a nebulized formulation for the maintenance treatment of symptomatic COPD patients. Our market research shows that nebulized delivery is the preferred route of administration for more severe COPD patients, especially in the US, where approximately two million patients remain uncontrolled despite taking currently available medicines.
COPD is a progressive respiratory disease with no cure. Few therapeutic alternatives are available for these patients. The bronchodilator and anti-inflammatory properties of ensifentrine may be particularly helpful for these symptomatic patients (e.g. chronic cough, sputum and breathlessness) with a very high unmet medical need.
In the United States it is estimated that there are 24 million people with COPD; of those diagnosed with COPD more than 2 million suffer from severe or very severe forms of the disease. China is estimated to have at least 70 million COPD patients with many still undiagnosed. Importantly, over 90% of medications are prescribed in hospitals (in contrast to the US) and at least a third of patients use nebulized drugs. We believe the Chinese COPD (respiratory market) could represent a particularly attractive opportunity for ensifentrine.
Verona Pharma is developing ensifentrine for the treatment of COPD, cystic fibrosis (CF), and asthma and potentially other respiratory diseases. Ensifentrine has been observed to be well tolerated in clinical studies to date, having been studied in more than 800 subjects in 14 completed clinical trials.
Clinical update
Lead product - nebulized ensifentrine
We are developing nebulized ensifentrine for the maintenance treatment of COPD. In our clinical trials we have observed that ensifentrine improves lung function in COPD patients when used either as a stand-alone treatment or as an add-on to treatment with single and dual bronchodilators. We believe that the addition of nebulized ensifentrine to symptomatic COPD patients already treated with standard-of-care medicines represents a very significant market opportunity.
In May 2019 we initiated a Phase 2b dose-ranging study evaluating nebulized ensifentrine as an add-on to treatment with a long acting bronchodilator in patients with moderate-to-severe COPD. The four-week, randomized, double-blind, placebo-controlled dose-ranging trial is designed to evaluate the safety and efficacy of nebulized ensifentrine as an add-on to inhaled tiotropium, a LAMA commonly used to treat COPD, and to establish the dosing regimen for a potential Phase 3 program in COPD. The Phase 2b study will enroll approximately 400 patients with COPD at approximately 50 sites in the US.
The primary endpoint of this study is improvement in lung function with ensifentrine, as measured by peak forced expiratory volume in one second ("FEV1") from 0 to 3 hours, a standard measure of exhaled breath volume. Key additional endpoints include measurements of respiratory symptoms and quality of life via different patient reported outcome tools.
We continue to expect to complete patient dosing in our four-week Phase 2b study around the end of 2019 and to progress into pivotal Phase 3 trials in 2020, following the expected end of Phase 2 meeting with the U.S. Food and Drug Administration ("FDA").
The post-hoc analysis of data from the 4-week Phase 2b (2018) study of ensifentrine as a maintenance treatment for COPD published in May 2019 at the ATS 2019 International Conference showed a significant improvement in symptom scores, measured using the E-RS scale, among patients who did not respond well to the two existing classes of bronchodilators (non-reversible patients). Given that the majority of COPD patients are classified as non-reversible, we believe ensifentrine may offer a significant benefit to most COPD patients; we also believe that the progressive improvement in symptoms over the four-week period observed in the post-hoc analysis suggest an anti-inflammatory benefit that would be additional to that of standard treatment with LAMA or LABA bronchodilator therapy.
In January 2019, we reported top-line data from a 3-day Phase 2 cross-over trial that enrolled 79 patients to investigate the efficacy and safety of two different doses (1.5 mg and 6.0 mg, twice daily) of nebulized ensifentrine on top of an inhaled LAMA/LABA therapy, tiotropium/olodaterol (Stiolto® Respimat®), for COPD maintenance treatment. Each patient received both doses and placebo during the three treatment periods and about 30% of patients also used stable inhaled corticosteroid (ICS) therapy throughout the study.
The average improvement in peak FEV1 on the morning of day 3 with the 1.5 mg dose was observed to be 46 mL which was not statistically significant so the primary endpoint of the study was not met. However, the average improvement in FEV1 over the first 4 hours was 50mL and statistically significant (p<0.05). Also, the average improvement in FEV1 over 24 hours (with two doses of ensifentrine) was statistically significant (p<0.05)). Analysis showed that more than 40% of patients reported an improvement in FEV1 of more than 100 mL, which we believe suggests that a significant number of COPD patients on dual or triple therapy could derive a substantial benefit from adding ensifentrine to their therapy. Importantly, in this and several other clinical trials ensifentrine produced clinically relevant and statistically significant improvements in air trapping (residual volume), both on its own as well as when administered on top of single or dual bronchodilator treatment. We believe this may translate into further symptom improvement in these patients already on maximum standard-of-care therapy.
The learnings from our trials to date, including patient numbers, treatment regimes as well as endpoints are being taken into account in the design of the Phase 3 trials.
Verona Pharma is also developing formulations of ensifentrine in both dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI") formats, for the treatment of COPD patients who prefer administration using a handheld inhaler device.
Dry powder inhaler (“DPI”) formulation
In March 2019, we announced positive interim data from our two-part Phase 2 clinical trial of a dry powder inhaler (“DPI”) formulation of ensifentrine in 37 patients with moderate-to-severe COPD who received a single dose of one (out of five) dosage strengths of ensifentrine (150 µg, 500 µg, 1500 µg, 3000 µg, or 6000 µg) or placebo. Interim data showed statistically significant and clinically meaningful increase in lung function as measured by FEV1, compared to placebo; peak FEV1 increased from baseline in a dose-dependent manner with the observed increases ranging from 68 mL to 333 mL (p<0.05 for doses 1500 µg and above).
Average FEV1 0-12 hours also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV1 0-12h: ranging from 54 mL to 254 mL, p<0.05 for doses 1500 µg and above) supporting twice-daily dosing. Ensifentrine DPI formulation was observed to be well tolerated at every dose with an adverse event profile similar to placebo.
The data supported initiation of the second part of the Phase 2 trial in March 2019 to evaluate the ensifentrine DPI formulation in patients with moderate-to-severe COPD over one week of twice-daily treatment. Top-line data from this study was reported in August 2019 and the trial met all its primary and secondary lung function endpoints with ensifentrine delivered in a DPI format. The magnitude of improvement in lung function and duration of action were highly statistically significant and support twice daily dosing of ensifentrine for the treatment of COPD.
Peak FEV1, corrected for placebo, showed improvements over baseline of 102 mL for the 150 µg dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant.
Average FEV1 0-12h, corrected for placebo, improved by 36 mL for the 150 µg dose, 90 mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose; p<0.05 for all doses).
Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in prior studies with nebulized ensifentrine.

Metered-dose inhaler (“pMDI”) formulation
In June 2019, we commenced a Phase 2 dose-ranging trial to evaluate the pharmacokinetic (“PK”) profile, efficacy and safety of ensifentrine delivered by pMDI in patients with moderate-to-severe COPD. The trial has a randomized, double-blind, placebo-controlled, two-part design. We anticipate reporting data from the first part of the trial in the second half of 2019 and final data in the first quarter of 2020.
We believe the availability of ensifentrine in handheld inhaler formats will greatly expand the market potential for ensifentrine to the millions of COPD patients who prefer to use handheld devices. In the US, DPI and pMDI handheld inhalers are more commonly used than nebulizers for medication in COPD, where an estimated 5.5 million people in the US use inhalers for COPD maintenance therapy. This market was valued at approximately $6 billion in 2017.
Opportunities also exist to explore the development of ensifentrine for the treatment of asthma and other respiratory diseases.

Enhancements to the senior team
Verona Pharma deepened the expertise available to the Company through a number of senior appointments. In April, Dr Martin Edwards was appointed to the Board as a Non-Executive Director.
In June, we announced the appointments of Nina Church as Executive Director of Global Clinical Development and Nancy Herje as Senior Director of Clinical Operations in June. Nina and Nancy have more than 55 years' combined experience in clinical development, including late stage development of inhaled respiratory products and will lead the ensifentrine Phase 3 program. They will support the work of Kathleen Rickard, MD and Tara Rheault, PhD, MPH, who joined Verona earlier this year as Chief Medical Officer and as Vice President of Research and Development Operations and Global Project Management respectively.
OUTLOOK
We intend to become a leading fully integrated biopharmaceutical company, focused on the treatment of respiratory diseases with significant unmet medical needs. Our initial focus, the nebulized formulation of ensifentrine addresses a clear unmet medical need in symptomatic COPD patients. This is a very large market opportunity in the US and also in China. We believe this market can be addressed with a modest investment in a commercial organization in the US and through a partnership in China.
Following completion of the Phase 2b dose-ranging study evaluating nebulized ensifentrine as an add-on to treatment with a long acting bronchodilator in patients with moderate-to-severe COPD, the Company expects to proceed to an End of Phase 2 meeting with the FDA in the first half of 2020. The Company expects to commence its Phase 3 clinical program with nebulized ensifentrine for the maintenance treatment of COPD in 2020, subject to the FDA’s authorization to proceed. Verona Pharma is also developing ensifentrine for other respiratory diseases including CF and asthma.
After the successful development of DPI and pMDI formulations of ensifentrine last year, and the positive data from the phase 2 DPI trial reported yesterday, we believe these formulations could open up a much larger patient population to ensifentrine treatment. In the US, our market research suggests that about 5.5 million moderate to severe COPD patients currently use either DPI or pMDI devices for administering their COPD therapies.
We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize the DPI and pMDI formulations of ensifentrine. We believe that any such collaborations (the signing and terms of which remain uncertain) could provide significant funding to advance the development of ensifentrine, while allowing us to benefit from the development or commercialization expertise of our collaborators.
Ensifentrine is protected by a broad patent umbrella. We believe that future medicinal products containing ensifentrine are protected by our IP beyond 2035. We have retained the worldwide commercialization rights for ensifentrine.
We have strengthened and expanded our management team and board of directors during the year, adding further expertise, We now have extensive experience particularly in respiratory product development, from drug discovery through commercialization, including the development and/or marketing of launched medicinal products including Symbicort, Daliresp/Daxas, Flutiform, Advair, Breo Ellipta and Anoro Ellipta.

FINANCIAL REVIEW
Financial review of the six and three month period ended June 30, 2019
Six months ended June 30, 2019
Research and Development Costs
Research and development costs were £15.8 million for the six months ended June 30, 2019, compared to £8.3 million for the six months ended June 30, 2018, an increase of £7.5 million. The increase was predominantly attributable to a £6.9 million increase in clinical trial expenses relating to four clinical trials (ongoing or in preparation) of ensifentrine in the six months ended June 30, 2019 compared to two trials in the six months ended June 20, 2018. Salary costs increased by £0.5 million reflecting the expansion of the clinical team.
General and Administrative Costs
General and administrative costs were £4.0 million for the six months ended June 30, 2019, compared to £3.2 million for the six months ended June 30, 2018, an increase of £0.8 million. The increase was primarily attributable to a £0.4 million increase in professional and market research fees and a £0.2 million increase in other overhead expenses.
Finance Income and Expense
Finance income was £2.2 million for the six months ended June 30, 2019, and £1.1 million for the six months ended June 30, 2018. The increase in finance income was primarily due to a decrease in the fair value of the warrant liability of £1.7 million compared to an increase in the liability in the six month period ended June 30, 2018, (which is recorded as a finance expense). In the prior period, there was a foreign exchange gain on cash and short term investments of £0.7 million, compared to a loss for the six months ended June 30, 2019, recorded in finance expense.
Finance expense was £0.2 million for the six months ended June 30, 2019, compared to £6.0 million for the six months ended June 30, 2018. The decrease was due to a decrease in the fair value of the warrant liability, recorded in finance income, compared to an increase of £6.0 million in the value of the liability in the prior period. Foreign exchange losses on cash and short term investments during the six months ended June 30, 2019 resulted in a loss of £0.1 million.
Taxation
Taxation for the six months ended June 30, 2019, amounted to a credit of £3.4 million compared to a credit of £1.8 million for the six months ended June 30, 2018, an increase of £1.6 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The increase in the credit amount was attributable to our increased expenditure on research and development, compared to the prior period, and a change in the mix of recoverable spend.
Cash Flows
Net cash used in operating activities increased to £18.1 million for the six months ended June 30, 2019, from £12.3 million for the six months ended June 30, 2018. This was due to an increase in operating costs driven by higher research and development costs, as well as differences in the timing of supplier payments.
Net cash generated from investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing. Deposits of more than three months are disclosed as short term investments, separately from cash. The increase in net cash generated in investing activities to £20.9 million for the six months ended June 30, 2019, from £17.2 million for the six months ended June 30, 2018 was due to the net movement of funds from short term investments to cash being greater during the six months ended June 30, 2019.
Cash, cash equivalents and short-term investments
Net cash, cash equivalents and short-term investments at June 30, 2019, decreased to £46.5 million from £64.7 million at December 31, 2018 due to the utilization of cash in ordinary operating activities.
Net assets
Net assets decreased to £49.8 million at June 30, 2019, from £62.9 million at December 31, 2018. This was primarily due to losses generated by the operating activities of the Company.
Post-period end
The Company received £4.4 million in respect of its 2018 tax credit on qualifying research and development expenditure.

Three months ended June 30, 2019
The operating loss for the three months ended June 30, 2019, was £12.0 million (June 30, 2018: £5.7 million) and the loss after tax for the three months ended June 30, 2019, was £9.0 million (June 30, 2018: profit of £0.6 million).
Research and Development Costs
Research and development costs were £9.9 million for the three months ended June 30, 2019, compared to £3.9 million for the three months ended June 30, 2018, an increase of £6.0 million. The increase was predominantly attributable to a £5.6 million increase in clinical trial expenses relating to three clinical trials (ongoing or in preparation) of ensifentrine in the three months ended June 30, 2019 compared to two trials in the three months ended June 30, 2018. Salary costs increased by £0.2 million reflecting the expansion of the clinical team.
General and Administrative Costs
General and administrative costs were £2.1 million for the three months ended June 30, 2019, as compared to £1.8 million for the three months ended June 30, 2018, an increase of £0.3 million. The increase was primarily attributable to a £0.2 million increase in other overhead costs.
Finance Income and Expense
Finance income was £1.0 million for the three months ended June 30, 2019, and £5.3 million for the three months ended June 30, 2018. Finance income in the three months ended June 30, 2019 comprised £0.3 million in relation to the decrease in the fair value of the warrant liability, compared to a £3.2 million decrease in the prior period, together with a £0.7 million foreign exchange gain on cash and short term investments in the three months ended June 30, 2019 compared to a £2.1 million gain in the prior period.
Finance expense was £36 thousand for the three months ended June 30, 2019, as compared to £35 thousand for the three months ended June 30, 2018.
Taxation
Taxation for the three months ended June 30, 2019, amounted to a credit of £2.1 million compared to a credit of £1.0 million for the three months ended June 30, 2018.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
AS OF JUNE 30, 2019, AND DECEMBER 31, 2018

	Notes	As of June 30, 2019	As of December 31, 2018
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,174	2,134
Property, plant and equipment		211	21
Total non-current assets		2,826	2,596

Current assets:
Prepayments and other receivables		3,427	2,463
Current tax receivable		7,912	4,499
Short term investments	10	24,091	44,919
Cash and cash equivalents		22,434	19,784
Total current assets		57,864	71,665
Total assets		60,690	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,266	5,266
Share premium		118,862	118,862
Share-based payment reserve		9,209	7,923
Accumulated loss		(83,514)	(69,117)
Total equity		49,823	62,934

Current liabilities:
Derivative financial instrument	11	769	2,492
Lease liabilities		163	—
Trade and other payables		8,796	7,733
Total current liabilities		9,728	10,225

Non-current liabilities:
Assumed contingent obligation	12	1,056	996
Deferred income		83	106
Total non-current liabilities		1,139	1,102
Total equity and liabilities		60,690	74,261

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019, AND JUNE 30, 2018 (UNAUDITED)

	Notes	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(9,916)	(3,882)	(15,844)	(8,303)
General and administrative costs		(2,130)	(1,772)	(3,961)	(3,230)
Operating loss		(12,046)	(5,654)	(19,805)	(11,533)
Finance income	7	1,011	5,273	2,202	1,101
Finance expense	7	(36)	(35)	(187)	(6,027)
Loss before taxation		(11,071)	(416)	(17,790)	(16,459)
Taxation — credit	8	2,099	1,027	3,412	1,847
(Loss) / profit for the period		(8,972)	611	(14,378)	(14,612)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		14	42	1	15
Total comprehensive (loss) / income attributable to owners of the Company		(8,958)	653	(14,377)	(14,597)
Basic (loss) / earnings per ordinary share — (pence)	9	(8.52)	0.58	(13.65)	(13.91)
Diluted (loss) / earnings per ordinary share —(pence)	9	(8.52)	0.58	(13.65)	(13.91)

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019, AND JUNE 30, 2018 (UNAUDITED)

	Note	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
		£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2018		5,251	118,862	5,022	(49,254)	79,881
Loss for the period		—	—	—	(14,612)	(14,612)
Other comprehensive income for the year:
Exchange differences on translating foreign operations		—	—	—	15	15
Total comprehensive loss for the period		—	—	—	(14,597)	(14,597)
Share-based payments		—	—	1,527	—	1,527
Balance at June 30, 2018		5,251	118,862	6,549	(63,851)	66,811

Balance at January 1, 2019 as previously reported		5,266	118,862	7,923	(69,117)	62,934
Impact of change in accounting policy	3	—	—	—	(20)	(20)
Adjusted balance at January 1, 2019		5,266	118,862	7,923	(69,137)	62,914
Loss for the period		—	—	—	(14,378)	(14,378)
Other comprehensive income for the year:
Exchange differences on translating foreign operations		—	—	—	1	1
Total comprehensive loss for the period		—	—	—	(14,377)	(14,377)
Share-based payments		—	—	1,286	—	1,286
Balance at June 30, 2019		5,266	118,862	9,209	(83,514)	49,823

The accompanying notes form an integral part of these condensed consolidated financial statements.
The currency translation reserve for June 30, 2019, and June 30, 2018, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR
THE SIX MONTHS ENDED JUNE 30, 2019, AND JUNE 30, 2018 (UNAUDITED)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(17,790)	(16,459)
Finance income	(2,202)	(1,101)
Finance expense	187	6,027
Share-based payment charge	1,286	1,527
Decrease / (increase) in prepayments and other receivables	65	(424)
Increase / (decrease) in trade and other payables	163	(1,647)
Depreciation of property, plant and equipment	157	4
Unrealized foreign exchange gains	3	—
Amortization of intangible assets	50	43
Cash used in operating activities	(18,081)	(12,030)
Cash outflow from taxation	—	(315)
Net cash used in operating activities	(18,081)	(12,345)
Cash flow from investing activities:
Interest received	296	380
Purchase of plant and equipment	(21)	(1)
Payment for patents and computer software	(90)	(174)
Transfer to short term investments	—	(14,923)
Maturity of short term investments	20,686	31,948
Net cash generated in investing activities	20,871	17,230
Cash flow from financing activities:
Repayment of lease liabilities	(168)	—
Net cash used in financing activities	(168)	—
Net increase in cash and cash equivalents	2,622	4,885
Cash and cash equivalents at the beginning of the period	19,784	31,443
Effect of exchange rates on cash and cash equivalents	28	246
Cash and cash equivalents at the end of the period	22,434	36,574

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2019
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depositary Shares on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the six months ended June 30, 2019, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2018.
The 2018 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on August 6, 2019. There have been no changes, other than the adoption of IFRS 16, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2018, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of June 30, 2019, believes the Group has sufficient funds to continue as a going concern for at least 12 months from the date this report is issued. Beyond this point the Group is dependent on its ability to raise additional capital to finance its future operations and research and development activities. The Group might seek funding through public or private financing, license agreements, debt finance, collaboration agreements or other arrangements.  Should the Group not be successful in arranging finance in a timely manner then management has the ability to delay or curtail planned research and development, including the initiation of Phase 3 trials, to preserve funds for a short period after this date.The Group’s activities and results are not exposed to seasonality. The Group operates as a single operating and reportable segment.
Dividend
The Directors do not recommend the payment of a dividend for the six months ended June 30, 2019, (six months ended June 30, 2018: £nil and the year ended December 31, 2018: £nil).

3. Change in accounting policy: adoption of IFRS 16
IFRS 16 ‘Leases’ is effective for accounting periods beginning on or after January 1, 2019, and replaces IAS 17 ‘Leases’. It eliminates the classification of leases as either operating leases or finance leases and, instead, introduces a single lessee accounting model. The adoption of IFRS 16 resulted in the Group recognizing lease liabilities within current liabilities, and corresponding ‘right-of-use’ assets for the arrangements within property plant and equipment that were previously classified as operating leases.
The Group’s principal lease arrangements are for office buildings. The Group has adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019. The standard permits a choice on initial adoption, on a lease-by-lease basis, to measure the right-of-use asset at either its carrying amount as if IFRS 16 had been applied since the commencement of the lease, or an amount equal to the lease liability, adjusted for any accrued or prepaid lease payments. The Group has elected to measure the right-of-use asset at its carrying value as if IFRS 16 had been applied since the commencement of the lease, with the result of a £20 thousand reduction in opening total accumulated losses.
Initial adoption has resulted in the recognition of right-of-use assets of £325 thousand and lease liabilities of £316 thousand and the reclassification of prepaid lease rentals of £29 thousand.

As of January 1, 2019
£'000s
Operating lease commitments (including prepayments) disclosed as at December 31, 2018	600
Less: adjustments relating to prepaid lease payments	(29)
Operating lease commitments as at December 31, 2018	571
Discounted using the group’s incremental borrowing rate	526
Less: short-term leases recognized on a straight-line basis as expense	(210)
Lease liability recognized as at January 1, 2019	316
In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	excluding initial direct costs from the initial measurement of the right-of-use asset.

The Group is applying IFRS 16’s low-value and short-term exemptions. The adoption of IFRS 16 has had no impact on the Group’s net cash flows, although a presentation change has been reflected in 2019 whereby cash outflows of £168 thousand are now presented as financing, instead of operating. There is a decrease of £18 thousand in general and administrative costs as depreciation of the right of use asset is less than the lease costs and a £15 thousand increase in finance expense from the presentation of a portion of lease costs as interest costs. There is no significant impact on overall loss before tax and loss per share.
4. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.
5. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2018.

6. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018. In addition the company carried out a value in use impairment review.
Impairment of intangible assets, goodwill and non-financial assets
The Company notes that after the reduction in its share price since December 31, 2018, at various points in the three months to 31 March, 2019, the market value of the Company was less than its net book value. The Company therefore carried out an impairment review as at March 31, 2019. From market research management assessed, among other inputs, potential patient numbers from likely physician prescribing patterns, price points, the time from possible launch to peak sales, script rejection, attrition rates and probability of success. Management also carried out a sensitivity analysis on key assumptions and assessed that a reasonable change in these assumptions would not lead to the value in use falling below net book value. Consequently, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required.
Similarly, at various points in the three months to June 30, 2019, the market value of the Company was less than its net book value. Management reassessed the impairment review and identified no changes to market conditions, the competitive  landscape, market research insights or other factors that would change its conclusions. Consequently, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required.

7. Finance income and expense

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash balances	229	213	479	373
Foreign exchange gain on translating foreign currency denominated bank balances	669	2,060	—	728
Fair value adjustment on derivative financial instruments (note 11)	113	3,000	1,723	—
Total finance income	1,011	5,273	2,202	1,101

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 11)	—	—	—	5,976
Interest on discounted lease liability	6	—	15	—
Foreign exchange loss on translating foreign currency denominated balances	—	—	114	—
Impact of changes in foreign exchange rates on the contingent arrangement	—	8	—	—
Unwinding of discount factor movements related to the assumed contingent arrangement (note 12)	30	27	58	51
Total finance expense	36	35	187	6,027

8. Taxation
The tax credit for the six month period ended June 30, 2019, amounts to £3.4 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the six month period ended June 30, 2019 for an amount of £3.4 million less a tax expense of £19 thousand related to the US operations (six month period ended June 30, 2018: £1.8 million tax credit, comprising £1.9 million for research and development tax credit, less £7 thousand expense for tax on US operations).
The tax credit for the three month period ended June 30, 2019, amounts to £2.1 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended June 30, 2019 for an amount of £2.1 million less a tax expense of £0.02 million related to the US operations (three month period ended June 30, 2018: £1.0 million tax credit, comprising £0.9 million for research and development tax credit, plus tax credit £0.1 million expense for tax on US operations).
9. (Loss) / earnings per share calculation
For the six months ended June 30, 2019, the basic loss per share of 13.65p (June 30, 2018: loss of 13.91p) is calculated by dividing the loss for the six months ended June 30, 2019 by the weighted average number of ordinary shares in issue of 105,326,638 during the six months ended June 30, 2019 (June 30, 2018: 105,017,401). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
For the three months ended June 30, 2019, the basic loss per share of 8.52p (June 30, 2018: earnings of 0.58p) is calculated by dividing the loss for the three months ended June 30, 2019 (profit for June 30, 2018) by the weighted average number of ordinary shares in issue of 105,326,638 during the three months ended June 30, 2019 (June 30, 2018: 105,017,401).
The diluted earnings per share of 0.58p for the three months ended June 30, 2018 is calculated by dividing the profit for the three months ended June 30, 2018 by the weighted average number of ordinary shares in issue of 105,017,401 plus the dilution of share options and awards of 813,046.
Where the Group has reported a net profit, diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share arises from employee share schemes where the exercise price is below the average market price of the Company's shares during the period.
Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to 8 times the profit or loss per share.
10. Short term investments
Short term investments as at June 30, 2019 amounted to a total of £24.1 million (December 31, 2018: £44.9 million) and consisted of fixed term deposits in both US Dollars and UK Pounds.

11. Derivative financial instrument
Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued. The warrants expire on May 2, 2022.
At June 30, 2019, and December 31, 2018, warrants over 12,401,262 shares were in effect.

	As of June 30, 2019	As of December 31, 2018
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.61%	0.76%
Remaining term to exercise	2.84 years	3.34 years
Annualized volatility	59.19%	60.72%
Dividend rate	0.00%	0.00%
Dilution discount	7.76%	5.66%
As at June 30, 2019, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), amounting to £0.8 million.
The variance for the six month period ending June 30, 2019, was £1.7 million (six month period ending June 30, 2018: £6.0 million) and is recorded as finance income (June 30, 2018, recorded in finance expense) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2019	2018
	£'000s	£'000s
As of January, 1	2,492	1,273
Fair value adjustments recognized in profit or loss	(1,723)	5,976
As of June, 30	769	7,249

For the amount recognized as at June 30, 2019, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	1,187
Base case, reported fair value	769
Variable down	416

12. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of June 30, 2019, amounted to £1,056 thousand (December 31, 2018: £996 thousand). The increase in value of the assumed contingent obligation during the six months ended June 30, 2019, amounted to £60 thousand (six months ended June 30, 2018: £57 thousand) and the unwinding of the discount on the liability was recorded in finance expense. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2018 and the six months ended June 30, 2019, there were no events that triggered remeasurement.

	2019	2018
	£'000s	£'000s
January 1	996	875
Impact of changes in foreign exchange rates	2	6
Unwinding of discount factor	58	51
June 30	1,056	932
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at June 30, 2019, of £1,056 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	1,016	1,088
Base case, reported fair value	1,056	1,056
Variable down	1,098	1,024

13. Share option scheme
During the six months ended June 30, 2019 the Company granted a total of 4,249,050 share options and 740,496 Restricted Stock Units (“RSUs”) (six months ended June 30, 2018, the Company granted 2,090,847 share options, and 273,390 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2019	Weighted average exercise price	2018
	£		£
Outstanding at January 1	1.53	8,752,114	1.53	7,527,457
Granted during the period	0.57	4,249,050	1.46	2,090,847
Expired during the period	2.00	(19,998)	—	—
Forfeited during the period	—	—	1.43	(799,524)
Outstanding options at June 30	1.22	12,981,166	1.53	8,818,780

The movement in the number of the Company’s RSUs is set out below:

	2019	2018

Outstanding at January 1	862,473	1,052,236
Granted during the period	740,496	273,390
Forfeited during the period	—	(153,916)
Outstanding RSUs at June 30	1,602,969	1,171,710
The share‑based payment expense for the six months ended June 30, 2019, was £1,286 thousand (six months ended June 30, 2018: £1,527 thousand). In the six months ended June 30, 2018, 153,916 unvested options and RSUs were forfeited. Previously £370 thousand had been recognized in the statement of comprehensive income relating to their fair value; in the six months ended June 30, 2018, this charge was reversed.
The options and RSUs granted during the six months ended June 30, 2019, were awarded under the Company’s 2017 Incentive Plan with total fair values estimated using the Black Scholes option pricing model of £1.9 million. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black‑Scholes valuation of share options and RSUs granted in the six months ended June 30, 2019.

	Share options	RSUs
	Issued in the six months ended June 30, 2019	Issued in the six months ended June 30, 2019
Options / RSUs granted	4,249,050	740,496
Risk‑free interest rate	0.67% - 0.82%	0.76% - 0.82%
Expected life of options / RSUs	5.5 - 7 years	5.5 - 7 years
Annualized volatility	65.63% - 69.71%	67.98% - 69.71%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

14. Related party transactions
Dr David Ebsworth, Chairman of the Company, purchased 87,600 ordinary shares for £50 thousand from the market in the period.
Piers Morgan, Chief Financial Officer of the Company, and his spouse purchased 88,415 ordinary shares in total for £53 thousand from the market in the period.
At December 31, 2018, there was a receivable of £126 thousand (2017: nil) due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. Of this, £93 thousand was repaid with interest in the quarter and £33 thousand relating to the Company’s National Insurance obligation was settled by the Company.
In the period a director provided consultancy services for £15 thousand.

Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of June 30, 2019, and for the three and six month periods ended June 30, 2019 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on June 28, 2019, which was £1.00 to $1.2704. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2019
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(9,916)	(12,597)	(15,844)	(20,128)
General and administrative costs	(2,130)	(2,706)	(3,961)	(5,032)
Operating loss	(12,046)	(15,303)	(19,805)	(25,160)
Finance income	1,011	1,284	2,202	2,797
Finance expense	(36)	(46)	(187)	(238)
Loss before taxation	(11,071)	(14,065)	(17,790)	(22,601)
Taxation — credit	2,099	2,667	3,412	4,335
Loss for the period	(8,972)	(11,398)	(14,378)	(18,266)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	14	18	1	1
Total comprehensive loss attributable to owners of the Company	(8,958)	(11,380)	(14,377)	(18,265)
Loss per ordinary share — basic (pence / cents)	(8.52)	(10.82)	(13.65)	(17.34)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2019, AND DECEMBER 31, 2018 (UNAUDITED)

	As of June 30, 2019	As of June 30, 2019	As of December 31, 2018
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	561	441
Intangible assets	2,174	2,762	2,134
Property, plant and equipment	211	268	21
Total non-current assets	2,826	3,591	2,596

Current assets:
Prepayments and other receivables	3,427	4,354	2,463
Current tax receivable	7,912	10,051	4,499
Short term investments	24,091	30,605	44,919
Cash and cash equivalents	22,434	28,500	19,784
Total current assets	57,864	73,510	71,665
Total assets	60,690	77,101	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,266	6,690	5,266
Share premium	118,862	151,002	118,862
Share-based payment reserve	9,209	11,699	7,923
Accumulated loss	(83,514)	(106,096)	(69,117)
Total equity	49,823	63,295	62,934

Current liabilities:
Derivative financial instrument	769	977	2,492
Finance lease liabilities	163	207	—
Trade and other payables	8,796	11,175	7,733
Total current liabilities	9,728	12,359	10,225

Non-current liabilities:
Assumed contingent obligation	1,056	1,342	996
Deferred income	83	105	106
Total non-current liabilities	1,139	1,447	1,102
Total equity and liabilities	60,690	77,101	74,261